Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Triumph Group, Inc. for the registration of $350 million of 8.625% Senior Notes due 2018, and to the incorporation by reference therein of our reports dated March 25, 2010, with respect to the consolidated financial statements of Vought Aircraft Industries, Inc., and the effectiveness of internal control over financial reporting of Vought Aircraft Industries, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009 filed with the Securities and Exchange Commission and incorporated by reference in Triumph Group, Inc.’s Current Report on Form 8-K dated June 22, 2010, filed with the Securities and Exchange Commission.

Dallas, TX	/s/ Ernst & Young LLP
August 12, 2010